# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digi Power X Inc., CIK 0001854368
CUSIP: 25381D206
Title of class of securities: Subordinate Voting Shares, with no par value
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, Ontario, Ontario Canada (A6), 1T4
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000897101-24-000490
Filed by CIK 0001743768

## Reporting persons
- Eleven Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,053,536; sole dispositive power 0; shared dispositive power 1,053,536; aggregate amount beneficially owned 1,053,536 (2.6% of the class)
  Comment: On August 15, 2024, the Issuer issued 3,113,636 Subordinate Voting Shares, with no par value (the "Subordinate Voting Shares"), and warrants exercisable for 3,113,636 Subordinate Voting Shares (the "Warrants") to Eleven Ventures LLC ("Eleven Ventures"), with such Warrants being exercisable at any time on or after February 15, 2025, subject to certain terms and limitations, including certain beneficial ownership limitations. The number of shares and percentages in Row 6, Row 8, Row 9, and Row 11 include 139,900 Subordinate Voting Shares held by Eleven Ventures upon the exercise of certain of the Warrants on June 30, 2025, plus 913,636 Warrants that were outstanding and currently exercisable as of June 30, 2025, and reflect the disposition by Eleven Ventures, between March 3, 2025 and June 30, 2025, of (i) 3,113,636 Subordinate Voting Shares, and (ii) 2,060,100 Subordinate Voting Shares that were issued to Eleven Ventures between June 18, 2025 and June 30, 2025 upon the exercise of certain of the Warrants. Between July 1, 2025 and July 7, 2025, the remaining 913,636 Warrants were exercised by Eleven Ventures, and Eleven Ventures sold all of its remaining Subordinate Voting Shares received upon the exercise of the Warrants. As of July 7, 2025, Eleven Ventures beneficially owned none of the Issuer's Subordinate Voting Shares. The percentage reported in Row 11 is based on 40,701,840 Subordinate Voting Shares outstanding, as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on July 23, 2025.
- Eleven Managers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,053,536; sole dispositive power 0; shared dispositive power 1,053,536; aggregate amount beneficially owned 1,053,536 (2.6% of the class)
  Comment: Eleven Managers LLC ("Eleven Managers") is the Manager of Eleven Ventures and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures. The number of shares and percentages in Row 6, Row 8, Row 9, and Row 11 include 139,900 Subordinate Voting Shares held by Eleven Ventures upon the exercise of certain of the Warrants on June 30, 2025, plus 913,636 Warrants that were outstanding and currently exercisable as of June 30, 2025, and reflect the disposition by Eleven Ventures, between March 3, 2025 and June 30, 2025, of (i) 3,113,636 Subordinate Voting Shares, and (ii) 2,060,100 Subordinate Voting Shares that were issued to Eleven Ventures between June 18, 2025 and June 30, 2025 upon the exercise of certain of the Warrants. Between July 1, 2025 and July 7, 2025, the remaining 913,636 Warrants were exercised by Eleven Ventures, and Eleven Ventures sold all of its remaining Subordinate Voting Shares received upon the exercise of the Warrants. As of July 7, 2025, Eleven Ventures and Eleven Managers beneficially owned none of the Issuer's Subordinate Voting Shares. The percentage reported in Row 11 is based on 40,701,840 Subordinate Voting Shares outstanding, as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on July 23, 2025.
- Hartley Wasko: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,053,536; sole dispositive power 0; shared dispositive power 1,053,536; aggregate amount beneficially owned 1,053,536 (2.6% of the class)
  Comment: Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures. The number of shares and percentages in Row 6, Row 8, Row 9, and Row 11 include 139,900 Subordinate Voting Shares held by Eleven Ventures upon the exercise of certain of the Warrants on June 30, 2025, plus 913,636 Warrants that were outstanding and currently exercisable as of June 30, 2025, and reflect the disposition by Eleven Ventures, between March 3, 2025 and June 30, 2025, of (i) 3,113,636 Subordinate Voting Shares, and (ii) 2,060,100 Subordinate Voting Shares that were issued to Eleven Ventures between June 18, 2025 and June 30, 2025 upon the exercise of certain of the Warrants. Between July 1, 2025 and July 7, 2025, the remaining 913,636 Warrants were exercised by Eleven Ventures, and Eleven Ventures sold all of its remaining Subordinate Voting Shares received upon the exercise of the Warrants. As of July 7, 2025, Eleven Ventures and Eleven Managers beneficially owned none of the Issuer's Subordinate Voting Shares. The percentage reported in Row 11 is based on 40,701,840 Subordinate Voting Shares outstanding, as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on July 23, 2025.

## Item 1. Issuer
Name of issuer: Digi Power X Inc.
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4

## Item 2. Person Filing
Name of person filing:
(i) Eleven Ventures LLC ("Eleven Ventures")

(ii) Eleven Managers LLC ("Eleven Managers")

(iii) Hartley Wasko
Address of principal business office or, if none, residence:
463 Adams St.
Denver, CO 80206
Citizenship:
(i) Eleven Ventures - Delaware

(ii) Eleven Managers - Delaware

(iii) Hartley Wasko - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,053,536 Subordinate Voting Shares.
Percent of class: 2.6%, based on 40,701,840 Subordinate Voting Shares outstanding, as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on July 23, 2025.
Sole power to vote or to direct the vote:
Eleven Ventures: 0
Eleven Managers: 0
Hartley Wasko: 0
Shared power to vote or to direct the vote:
Eleven Ventures: 1,053,536
Eleven Managers: 1,053,536
Hartley Wasko: 1,053,536
Sole power to dispose or to direct the disposition:
Eleven Ventures: 0
Eleven Managers: 0
Hartley Wasko: 0
Shared power to dispose or to direct the disposition:
Eleven Ventures: 1,053,536
Eleven Managers: 1,053,536
Hartley Wasko: 1,053,536

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement.

## Signatures
- Eleven Ventures LLC: /s/ Hartley Wasko, Hartley Wasko/Managing Member, Eleven Managers LLC, its Manager (08/14/2025)
- Eleven Managers LLC: /s/ Hartley Wasko, Hartley Wasko/Managing Member (08/14/2025)
- Hartley Wasko: /s/ Hartley Wasko, Hartley Wasko (08/14/2025)